5/8

08002465

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Carso

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 13 2008
THOMSON REUTERS

FILE NO. 82- 03175

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dee

DAT : 5/12/08

082-03175

RECEIVED

2008 MAY -8 P 4:51

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Grupo Carso, S.A.B. de C.V. and Subsidiaries

12-31-07
AR/S

Consolidated financial statements for the years ended December 31, 2007 and 2006, and independent auditors' report dated March 7, 2008

Grupo Carso, S.A.B. de C.V. and Subsidiaries

Independent Auditors' Report and Consolidated Financial Statements 2007 and 2006

Table of contents **Page**

Deloitte.

Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Piso 28
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel: +52 (55) 5080 6000
Fax: +52 (55) 5080 6001
www.deloitte.com/mx

Independent Auditors' Report to the Board of Directors and Stockholders of Grupo Carso, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Carso, S.A.B. de C.V. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Carso, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with Mexican Financial Reporting Standards.

The accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
A Member of Deloitte Touche Tohmatsu

C.P.C. Walter Fraschetto

March 7, 2008
(March 13, 2008 with respect to Note 22)

Member of
Deloitte Touche Tohmatsu

Grupo Carso, S.A.B. de C.V. and Subsidiaries

Consolidated balance sheets

As of December 31, 2007 and 2006
(In thousands of Mexican pesos of purchasing power as of December 31, 2007)

Assets	2007	2006
Current assets:		
Cash and cash equivalents	$ 21,269,666	$ 6,763,222
Investments in financial instruments	1,920,950	2,085,377
Notes and accounts receivable:		
Trade (net of allowances for doubtful accounts of $372,498 in 2007 and $323,861 in 2006)	15,344,815	14,730,252
Other	1,805,346	779,122
Due from related parties	1,751,992	1,887,414
	18,902,153	17,396,788
Derivative financial instruments	456,089	520,739
Inventories – Net	16,191,220	16,045,592
Prepaid expenses	249,061	178,530
Discontinued operations	1,618,984	5,843,348
Total current assets	60,608,123	48,833,596
Long-term receivables	46,759	46,202
Property, machinery and equipment:		
Buildings and leasehold improvements	22,950,154	23,000,486
Machinery and equipment	26,679,872	26,877,106
Vehicles	1,330,674	1,197,357
Furniture and equipment	3,211,875	2,900,265
Computers	1,775,327	1,797,283
	55,947,902	55,772,497
Accumulated depreciation	(32,606,740)	(32,009,767)
	23,341,162	23,762,730
Land	8,852,752	8,652,150
Construction in progress	2,763,055	1,211,294
	34,956,969	33,626,174
Investment in shares of associated companies and others	5,266,855	4,458,069
Net asset projected for labor obligations	588,369	488,955
Other assets – Net	239,134	156,523
Long-term assets from discontinued operations	14,066	6,466,717
Total	$ 101,720,275	$ 94,076,236

See accompanying notes to consolidated financial statements.

Liabilities and stockholders' equity	2007	2006
Current liabilities:		
Borrowings from financial institutions	$ 610,589	$ 6,979,460
Current portion of long-term debt	2,109,600	904,391
Trade accounts payable	7,847,111	5,971,629
Accrued expenses and taxes other than income taxes	3,973,284	4,566,379
Derivative financial instruments	284,071	830,747
Advances from customers	1,430,668	1,099,819
Due to related parties	1,054,516	33,442
Income tax payable	1,659,580	690,531
Employee statutory profit sharing	435,496	432,232
Discontinued operations	552,788	3,533,754
Total current liabilities	19,957,703	25,042,384
Long-term debt	8,967,585	10,339,998
Deferred income taxes	7,384,748	6,875,635
Deferred statutory employee profit sharing	20,076	31,998
Other long-term liabilities	135,000	141,252
Deferred income – net	29,612	26,251
Long-term liabilities from discontinued operations	-	3,234,937
Total liabilities	36,494,724	45,692,455
Stockholders' equity:		
Capital stock	6,608,043	6,611,744
Net share placement premium	2,160,658	2,160,658
Contributed capital	14,902	14,902
Retained earnings	91,798,563	74,012,889
Insufficiency in restated stockholders' equity	(34,949,720)	(34,141,587)
Initial cumulative effect of deferred income taxes	(8,364,341)	(8,364,341)
Derivative financial instruments and unrealized result on investments	(59,862)	(62,757)
Majority stockholders' equity	57,208,243	40,231,508
Minority interest in consolidated subsidiaries	8,017,308	8,152,273
Total stockholders' equity	65,225,551	48,383,781
Total	$ 101,720,275	$ 94,076,236

Grupo Carso, S.A.B. de C.V. and Subsidiaries

Consolidated statements of income

For the years ended December 31, 2007 and 2006
(In thousands of Mexican pesos of purchasing power as of December 31, 2007, except per share information)

	2007	2006
Net sales	$ 74,973,084	$ 74,270,251
Cost of sales	54,134,082	52,024,841
Gross profit	20,839,002	22,245,410
Operating expenses	11,435,833	10,670,239
Income from operations	9,403,169	11,575,171
Other (income) expense - net	(14,008,414)	293,199
Net comprehensive financing result:		
Interest expense	2,945,546	3,472,216
Interest income	(2,224,663)	(1,878,634)
Exchange (gain) loss - net	(373,308)	324,815
Monetary position (gain) loss	23,821	(72,547)
	371,396	1,845,850
Equity in income of associated companies and others	(1,150,192)	(1,151,104)
Income from continuing operations before income taxes	24,190,379	10,587,226
Income taxes	5,353,649	2,722,730
Income from continuing operations	18,836,730	7,864,496
Income from discontinued operations	(1,974,679)	(1,929,332)
Consolidated net income	$ 20,811,409	$ 9,793,828
Net income of majority stockholders	$ 19,459,643	$ 8,029,372
Net income of minority stockholders	1,351,766	1,764,456
	$ 20,811,409	$ 9,793,828
Basic earnings per share	$ 8.33	$ 3.42
Income from continuing operations	$ 8.06	$ 3.35
Discontinued operations - net	0.85	0.82
Consolidated net income	$ 8.91	$ 4.17
Weighted average of shares outstanding (thousands)	2,335,728	2,345,841

See accompanying notes to consolidated financial statements.

Grupo Carso, S.A.B. de C.V. and Subsidiaries

Consolidated statements of changes in stockholders' equity

For the years ended December 31, 2007 and 2006
(In thousands of Mexican pesos of purchasing power as of December 31, 2007)

	Capital stock	Net share placement premium	Contributed capital	Retained earnings	Insufficiency in restated stockholders' equity	Initial cumulative effect of deferred income taxes	Derivative financial instruments and unrealized result on investments	Majority stockholders' equity	Minority interest in consolidated subsidiaries	Total stockholders' equity
Consolidated balances, January 1, 2006	$ 6,622,411	$ 2,160,658	$ 14,902	$ 73,918,631	$ (34,355,412)	$ (8,364,341)	$ 321,592	$ 40,318,441	$ 9,693,670	$ 50,012,111
Repurchase of shares	(10,667)	-	-	(690,979)	-	-	-	(701,646)	-	(701,646)
Excess of cost over book value in acquisition of minority interest in subsidiary	-	-	-	(1,640,992)	-	-	-	(1,640,992)	(2,813,295)	(4,454,287)
Dividends paid (including payments to minority shareholders of subsidiaries)	-	-	-	(5,603,143)	-	-	-	(5,603,143)	(391,937)	(5,995,080)
Balances before comprehensive income	6,611,744	2,160,658	14,902	65,983,517	(34,355,412)	(8,364,341)	321,592	32,372,660	6,488,438	38,861,098
Consolidated net income	-	-	-	8,029,372	-	-	-	8,029,372	1,764,456	9,793,828
Restatement for inflation and currency translation of foreign entities	-	-	-	-	213,825	-	-	213,825	(93,412)	120,413
Valuation of financial instruments available for sale	-	-	-	-	-	-	(25,182)	(25,182)	-	(25,182)
Valuation of derivative financial instruments	-	-	-	-	-	-	(359,167)	(359,167)	(7,209)	(366,376)
Comprehensive income	-	-	-	8,029,372	213,825	-	(384,349)	7,858,848	1,663,835	9,522,683
Consolidated balances as of December 31, 2006	6,611,744	2,160,658	14,902	74,012,889	(34,141,587)	(8,364,341)	(62,757)	40,231,508	8,152,273	48,383,781
Repurchase of shares	(3,701)	-	-	(391,499)	-	-	-	(395,200)	-	(395,200)
Excess of cost over book value in acquisition of minority interest in subsidiary	-	-	-	(81,625)	-	-	-	(81,625)	(465,056)	(546,681)
Dividends paid (including payments to minority shareholders of subsidiaries)	-	-	-	(1,200,845)	-	-	-	(1,200,845)	(861,867)	(2,062,712)
Balances before comprehensive income	6,608,043	2,160,658	14,902	72,338,920	(34,141,587)	(8,364,341)	(62,757)	38,553,838	6,825,350	45,379,188
Consolidated net income	-	-	-	19,459,643	-	-	-	19,459,643	1,351,766	20,811,409
Restatement for inflation and currency translation of foreign entities	-	-	-	-	(808,133)	-	-	(808,133)	(161,145)	(969,278)
Valuation of financial instruments available for sale	-	-	-	-	-	-	(14,335)	(14,335)	-	(14,335)
Valuation of derivative financial instruments	-	-	-	-	-	-	17,230	17,230	1,337	18,567
Comprehensive income	-	-	-	19,459,643	(808,133)	-	2,895	18,654,405	1,191,958	19,846,363
Consolidated balances as of December 31, 2007	$ 6,608,043	$ 2,160,658	$ 14,902	$ 91,798,563	$ (34,949,720)	$ (8,364,341)	$ (59,862)	$ 57,208,243	$ 8,017,308	$ 65,225,551

See accompanying notes to consolidated financial statements.

Grupo Carso, S.A.B. de C.V. and Subsidiaries

Consolidated statements of changes in financial position

For the years ended December 31, 2007 and 2006
(In thousands of Mexican pesos of purchasing power of December 31, 2007)

	2007	2006
Operating activities:		
Consolidated net income	$ 20,811,409	$ 9,793,828
Income from discontinued operations	-	(1,929,332)
	20,811,409	7,864,496
Add (deduct) items that did not require (generate) resources:		
Depreciation and amortization	2,123,778	2,030,682
Impairment of long-lived assets	28,532	260,206
Deferred income taxes and statutory employee profit sharing	401,619	(650,253)
Gain from sale of shares of subsidiaries	(15,017,142)	(81,971)
Equity in income of associated companies and others (net of dividends received)	343,092	77,355
Other – net	101,227	3,141
	8,792,515	9,503,656
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Financial instruments held for trading purposes	13,824	175,027
Notes and accounts receivable	(1,596,595)	(1,684,603)
Inventories	(1,154,073)	(2,310,521)
Prepaid expenses	(70,531)	48,266
Other assets	(45,885)	23,996
Net asset projected for labor obligations	(99,414)	(57,831)
Increase (decrease) in:		
Trade accounts payable	1,902,416	(573,829)
Accrued expenses and taxes other than income taxes	(281,586)	468,078
Derivative financial instruments – net	(463,459)	(83,001)
Due to related parties	1,021,074	(296,376)
Other liabilities	1,300,271	1,091,357
Net resources generated by operating activities	9,318,557	6,304,219
Financing activities:		
Borrowings from financial institutions	(6,368,871)	642,148
Long-term debt	(167,204)	3,911,296
Repurchase of shares	(395,200)	(701,646)
Dividends paid (including payments to minority shareholders of subsidiaries)	(2,062,712)	(5,995,080)
Net resources used in financing activities	(8,993,987)	(2,143,282)

(Continued)

	2007	2006
Investing activities:		
Financial instruments available-for-sale and held-to-maturity	136,268	28,428
Sale (investment) in shares of associated companies and others	18,503,157	(3,810,199)
Acquisition of property, machinery and equipment – Net	(4,172,735)	(2,571,868)
Other assets	(345,717)	(99,464)
Effects of discontinued subsidiaries, net	-	2,340,292
Net resources generated by (used in) investing activities	14,120,973	(4,112,812)
Cash and cash equivalents:		
Net increase	14,445,543	48,126
From acquired or sold subsidiaries	60,901	-
Balance at beginning of year	6,763,222	6,715,096
Balance at end of year	$ 21,269,666	$ 6,763,222

(Concluded)

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

For the years ended December 31, 2007 and 2006
(In thousands of Mexican pesos of purchasing power of December 31, 2007)

1. Activities and significant events

a. **Activities** - The consolidated financial statements include the financial statements of Grupo Carso, S.A.B. de C.V. and Subsidiaries ("the Company" or "Grupo Carso") as though a single entity.

The principal subsidiaries and associated companies and their activities are as follows:

Subsidiaries	Ownership percentage 2007	2006	Activity
Carso Infraestructura y Construcción, S.A.B. de C.V. and Subsidiaries ("CICSA")	65.28	71.07	Performance of several branches of engineering, including: drilling oil wells and the projection and construction of oil rigs and all types of civil, industrial and electromechanical projects and facilities; construction and maintenance of highways, water pipes, water treatment plants and hydroelectric stations; manufacturing and selling of cold-formed carbon steel tubes; and installation of telecommunication and telephone networks. (1)
Grupo Calinda, S.A. de C.V. and Subsidiaries ("Calinda")	100	100	Hotel related services.
Grupo Condumex, S.A. de C.V. and Subsidiaries ("Condumex")	99.57	99.57	Manufacture and sale of products used by the construction, automotive, energy and communications industries; manufacture and sale of copper and aluminum derivative products and their alloys and pipes manufactured with vinyl polychlorine; mining metallurgical industry.
Grupo Sanborns, S.A. de C.V. and Subsidiaries ("Sanborns")	99.97	99.93	Operation of department stores, gift shops, record stores, restaurants, cafeterias and management of shopping malls through the following commercial brands, principally: Sanborns, Sears, Sacks Fifth Avenue, Mix-up, and Dorian's. (4)
Inmuebles Cantabria, S.A. de C.V. and Subsidiaries ("Cantabria")	100	100	Holding company of shares of companies in the real estate leasing, hospitality, manufacture of flexible packing materials sectors, as well as lithography, bookbinding and printing (up to February 2006). (5)

Subsidiaries	2007	2006	Activity
Porcelanite Holding, S.A. de C.V. and Subsidiaries ("Porcelanite")	-	99.96	Manufacture and sale of all kinds of coverings for floors, walls and other similar applications. (3)

Associated	2007	2006	Activity
Infraestructura y Transportes México, S.A. de C.V. ("ITM")	16.75	16.75	Railroad transportation.
Philip Morris de México, S.A. de C.V. ("Philip Morris")	20.00	49.99	Sale of tobacco products (up to November 2007); manufacture and sale of cigarettes (on November 1, 2007). (2)

b. **Significant events**

(1) As of November 1, 2007, CICSA merged Casas Urvitec, S.A. de C.V., which disappeared in its capacity as the merged company; through this transaction, CICSA began operating in the Mexican housing development market, and Casas Urvitec, S.A. de C.V. is subject to fair value determination.

(2) On November 1, 2007, the Company transferred 30% of its equity in the tobacco business to Philip Morris International Inc. ("PMI"). Consequently, as of that date, the Company's equity in that segment, through its associate Philip Morris, is 20%. The value of this transaction was approximately US $1,100 million.

Prior to November 1, 2007, the subsidiary Cigarros la Tabacalera Mexicana, S. A. de C.V. (50.01% owned by Grupo Carso) manufactured cigarettes, which were distributed by its associate Philip Morris (previously 49.99% owned by Grupo Carso). The latter and its subsidiaries currently perform both activities. Due to its significance to these consolidated financial statements, the tobacco business is presented as a discontinued operation (see Note 18).

(3) On November 30, 2007, the Company sold its equity in Porcelanite to Grupo Lamosa, S.A.B. de C.V. The value of this transaction was approximately US $710 million. Due to its significance to these consolidated financial statements, this figure is presented as a discontinued operation (see Note 18).

(4) In August 2006, Grupo Carso carried out a public offering to acquire the totality of the shares of Sanborns listed on the Mexican Stock Exchange ("BMV"). As of December 31, 2007 and 2006, the excess of cost over book value in the purchase of such shares was $3,725 and $1,640,992, respectively, which amount is recorded in retained earnings as a capital distribution.

(5) In February 2006, Inmuebles y Servicios Mexicanos, S.A. de C.V. (a subsidiary of Cantabria), sold 100% of the shares in its subsidiary Artes Gráficas Unidas, S.A. de C.V. for the amount of $529,193 ($493,771 nominal pesos), generating a gain of $81,971 ($76,485 nominal pesos), which is recorded within other revenues, net in the consolidated statement of income. Given its immateriality within the context of these consolidated financial statements, it is not presented as a discontinued operation.

2. **Basis of presentation**

a. ***Explanation for translation into English*** - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented on the basis of Mexican Financial Reporting Standards ("MFRS"). Certain accounting practices applied by the Company that conform with MFRS may not conform with accounting principles generally accepted in the country of use.

b. ***Consolidation of financial statements*** - The consolidated financial statements include the financial statements of the holding company and its subsidiaries as though a single entity. Significant intercompany balances and transactions have therefore been eliminated from these consolidated financial statements.

c. ***Translation of financial statements of foreign subsidiaries*** - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, the same accounting policies of the Company are applied. The financial statements are restated for inflation of the country in which such foreign subsidiary operates to express amounts in purchasing power of the foreign currency as of the most recent year-end. All assets, liabilities, revenues, costs and expenses are translated into Mexican pesos using the closing exchange rate in effect at the most recent balance sheet date presented. Translation effects are presented in stockholders' equity.

To consolidate the financial statements of foreign subsidiaries that do not operate independently of the Company in terms of finances and operations, monetary assets and liabilities are translated by using the exchange rate in effect at the year end, and nonmonetary assets and liabilities and stockholders' equity are translated by using at the historical exchange rate on the transaction date. Revenues, costs and expenses are translated by using the weighted average exchange rate for the year. The resulting amounts are restated to Mexican pesos of purchasing power as of the end of the latest year presented using the Mexican National Consumer Price Index ("NCPI"). The translation effects are recorded in results for the year under net comprehensive financing cost.

d. ***Comprehensive income*** - Represents changes in stockholders' equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders' equity without affecting the consolidated statements of income. In 2007 and 2006, other comprehensive income (loss) items consist of the excess (insufficiency) in restated stockholders' equity, the translation effects of foreign entities, unrealized gain and losses on available-for-sale securities and the valuation of derivative financial instruments.

e. ***Reclassifications*** - Certain amounts in the consolidated financial statements as of and for the year ended December 31, 2006 have been reclassified basically for the discontinued operations, in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2007.

3. **Summary of significant accounting policies**

The accompanying consolidated financial statements have been prepared in conformity with MFRS, individually referred to as *Normas de Información Financiera* ("NIFs") issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A. C. ("CINIF"). MFRS require that management make certain estimates and use assumptions to obtain certain figures. The Company's management, upon applying its professional judgment, considers that the estimates made and assumptions used were adequate under the circumstances.

The significant accounting policies applied to obtain the figures included in the consolidated financial statements are as follows:

a. *Accounting changes due to issuance of NIFs* - Beginning January 1, 2007, the following NIFs became effective and were adopted by the Company, with the following effects:

1. **NIF B-3, *Statement of income*** – Establishes the general standards for presentation and structure of that financial statement, the minimum content requirements and the general disclosure standards. It provides a new classification for revenues, costs and expenses into ordinary and non-ordinary. Ordinary items, even if they are infrequent, are derived from primary activities representing an entity's main source of revenues. Non-ordinary items are derived from activities other than those representing an entity's main source of revenues. Consequently, the classification of certain transactions as "special" or "extraordinary" was eliminated. The main effect of the adoption of this NIF was the reclassification of employee statutory profit sharing incurred and deferred from 2006 of $382,597 to other (income) expenses.

2. **NIF B-13, *Events subsequent to the date of the financial statements*** – This resulted in a change by establishing that events occurring after the date of the financial statements and their issuance date should not be included in the reported figures and should only be disclosed in the notes and recognized in the period in which they occurred. Figures should only be adjusted when subsequent events show that certain conditions already existed at yearend. The adoption of this new treatment did not result in any changes to the financial statements.

3. **NIF C-13, *Related parties*** – Broadens the concept of "related parties" to include, a) the overall business in which the reporting entity participates; b) close family members of key management or prominent executives; and c) any fund created in connection with a labor-related compensation plan. It also requires the following disclosures: 1) that the terms and conditions of payments made or received in transactions carried out between related parties reflect those of similar transactions performed between independent parties and the reporting entity, only if sufficient evidence exists; 2) benefits granted to the entity's key management or prominent executives. Notes to the 2006 consolidated financial statements were amended to comply with these new provisions.

4. **NIF D-6, Capitalization of comprehensive financing result** – Requires capitalization of the comprehensive financing result attributable to qualifying assets, provided the investment in those assets is fully identifiable with the financing that gives rise to the financial burden. This was previously an optional practice; its implementation therefore results in a change to the previous policy. The adoption of this new treatment did not lead to significant changes to 2007 financial information.

b. *Recognition of the effects of inflation* - The Company restates its consolidated financial statements in currency of constant purchasing power by applying inflation factors of the country of origin and the exchange rate in effect at the date of the most recent consolidated balance sheet presented. Accordingly, the consolidated financial statements of the prior year, which are presented have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year. Recognition of the effects of inflation results mainly in inflationary gains or losses on nonmonetary and monetary items that are presented in the financial statements under the following two line items:

- *Insufficiency in restated stockholders' equity* - Primarily consists of the monetary position result accumulated through the initial first restatement, the variations derived from restating the value of inventories, property, machinery and equipment, and investments in shares of associated companies and others, less the respective deferred income tax effect.

- *Monetary position result* - Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. (Gains) losses result from maintaining a net monetary (liability) asset position.

c. *Cash and cash equivalents* - This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

d. *Financial instruments* - According to its intent, from the date of acquisition, the Company classifies investments in financial instruments in one of the following categories: (1) trading, when the Company intends to trade debt and equity instruments in the short-term, before their maturity, if any. These investments are stated at fair value; any fluctuations in the value of these investments recognized within current earnings; (2) held-to-maturity, when the Company intends to and is financially capable of holding financial instruments until their maturity. These investments are recognized and maintained at amortized cost; and (3) available-for-sale investments, which include those that are classified neither as trading nor held-to-maturity. These investments are stated at fair value; any unrealized gains and losses resulting from valuation, net of income tax, are recorded as a component of other comprehensive income within stockholders' equity and reclassified to current earnings upon their sale or maturity, if any. Fair value is determined using recognized market prices, and when the instruments are not listed on a recognized market, it is determined using technical valuation models recognized in the financial community.

Financial investments classified as held-to-maturity and available-for-sale are subject to impairment tests. If there is evidence that the reduction in fair value is other than temporary, the impairment is recognized in current earnings.

Financial liabilities derived from the issuance of debt instruments are recorded at the value of the obligations they represent. Any expenses, premiums and discounts related to the issuance of debt financial instruments are amortized over the life of the instruments.

e. *Derivative financial instruments* - Derivative financial instruments are acquired for trading or hedging purposes involving: a) interest rates, b) exchange rates applicable to long-term debt, c) metal prices, and d) natural gas prices, and are recognized as assets and liabilities at their fair value.

Valuation of financial instruments acquired for trading purposes is recognized in the statement of income under the comprehensive financing cost of the respective period, while financial instruments acquired for hedging purposes are immediately recognized at their fair value in earnings, net of costs, expenses or revenues resulting from the hedged assets or liabilities. For cash flow hedges, changes in fair value are immediately recognized in stockholder's equity as a component of comprehensive income and then reclassified to current earnings during the period in which the asset, liability or forecast transaction (primary hedged position) affects the results of the period.

While certain derivative financial instruments are contracted for hedging from an economic point of view, they are not designated as a hedge for accounting purposes. Changes in fair value are recognized in current earnings as a component of comprehensive financing cost.

The Company has executed certain contracts whose effects have not yet been recognized and which given their nature, include an embedded derivative. Embedded derivatives are valued at fair value, and the effect is recorded in the statement of income.

f. *Inventories and cost of sales* - Inventories are stated at the lower of replacement cost or net realizable value. Cost of sales is restated using replacement cost at the time of sale.

g. *Property, machinery and equipment* - Are initially recorded at acquisition cost and restated using the NCPI. For fixed assets of foreign origin, restated acquisition cost expressed in the currency of the country of origin is converted into Mexican pesos at the market exchange rate in effect at the balance sheet date. Depreciation is calculated by the straight-line method based on the remaining useful lives of the related assets, considering a percentage of the estimated salvage value.

As of 2007, comprehensive financing result related to financial liabilities during the construction or installation of fixed assets, when an extended period is required for such purpose, is capitalized as part of the asset value when the amount is significant and provided the investment in these assets can be fully identified with the liabilities giving rise to the financial burden.

h. *Impairment of long-lived assets in use* - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net selling price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors. At December 31, 2007 and 2006, the impairment effect was $28,532 and $260,206 ($40,240 related to investment in shares and $219,966 to property, plant and equipment) respectively, and is presented under other (income) expenses, net in the statement of income.

i. *Investment in shares of associated companies and others* - This line item includes the investment in shares of associated companies and others. These investments are valued using the equity method.

j. *Other assets* - Intangible assets are recognized in the balance sheet provided that they can be identified, provide future economic benefits and control exists over such assets. Intangible assets with an indefinite useful life are not amortized, and intangible assets with a defined useful life are amortized systematically based on the best estimate of their useful life, determined in accordance with the expected future economic benefits. The carrying value of these assets is subject to annual impairment testing.

The intangible assets recognized by the Company are as follows:

1. Costs of development (or in the development phase of a project) are recognized as an intangible asset when they fulfill the characteristics established to be considered as such. As of December 31, 2007 and 2006, there are no material assets derived from this item.

2. Patents and brand names represent payments made for the respective use rights. As of December 31, 2007 and 2006, there are no material assets derived from this item.

3. The development expenses incurred in mining lots for exploitation, whose amortization is included in cost of sales.

Environmental control plans and projects are presented under the heading of other assets. The expenses incurred for this item are applied to the provision for remediation, and the subsequent increase in such provision is charged to results if it refers to present obligations, or to other assets if it refers to future obligations, in the year in which determined.

k. *Provisions* - Provisions are recognized for current obligations that result from a past event, that are probable to result in the future use of economic resources, and that can be reasonably estimated.

l. *Provision for environmental remediation* -The Company has adopted environmental protection policies within the framework of applicable laws and regulations. However, due to their activities, the Group's industrial subsidiaries, and more specifically its mining subsidiaries, sometimes perform activities that adversely affect the environment. Consequently, the Company implements remediation plans (which are generally approved by the competent authorities) that involve estimating the expenses incurred for this purpose.

Based on accounting standards, a provision is created for this item, which consists of applying a charge to results when environmental impairment has already occurred, and recording a deferred asset subject to amortization (site restoration) when future impairment is foreseen (see note 9).

The estimated expenses to be incurred could be modified due to changes in the physical condition of the affected work zone, the activity performed, laws and regulations, variations affecting the prices of materials and services (especially for work to be performed in the near future), as well as the modification of criteria used to determine work to be performed in the affected area, etc.

m. ***Employee retirement obligations*** - Liabilities from seniority premiums, pension plans for non-union employees and severance payments are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the benefit obligation projected to the estimated retirement date of the Company's employees. As of December 31, 2007, certain subsidiary companies have created investment funds, but others have not; consequently, they are recorded through a reserve for labor obligations.

n. ***Statutory employee profit sharing ("PTU")*** - Is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of income. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

o. ***Income taxes*** - Income taxes are recorded in results of the year in which they are incurred. Beginning October 2007, based on its financial projections, the Company must determine whether it will incur regular income tax ("ISR") or the new Business Flat Tax ("IETU") and, accordingly, recognize deferred taxes based on the tax it will pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. Deferred tax assets are recorded only when there is high probability of recovery.

Tax on assets ("IMPAC") paid recognizes as a fiscal credit (and therefore as an account receivable) only in those cases in which the probability exists of recovering it against the tax to the utility of future periods.

p. ***Foreign currency balances and transactions*** - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the consolidated statements of income.

q. ***Revenue recognition*** - Revenues are recognized in the period in which the risks and rewards of ownership of the inventories are transferred to customers, when the inventories are delivered or shipped to customers and the customer assumes responsibility for them. Services revenues are recognized in the period in which the services are rendered. Long-term construction contracts are accounted for using the percentage-of-completion method; therefore, revenues are recognized in proportion to the costs incurred. If total costs in the most recent cost estimate exceed total revenues according to the contract, the expected loss is recognized in current earnings.

Revenues related to construction over and above that specified in the original contract are recognized when they can be reliably quantified and there is reasonable evidence of their approval by the customer. Revenues related to claims for delays caused by bad weather are recognized when they can be reliably quantified and when, as a result of negotiations, there is reasonable evidence that the customer will accept the claim.

r. ***Earnings per share*** - Basic earnings per common share are calculated by dividing net income of majority stockholders by the weighted average number of shares outstanding during the year.

4. Financial instruments

	2007	2006
Trading (1)	$ 1,920,950	$ 1,907,126
Held-to-maturity	-	162,172
Available-for-sale	-	16,079
	$ 1,920,950	$ 2,085,377

(1) The financial instruments held for trading purposes include principally the following:

Investment in guarantee for default on loan - In March 2004, the Company contracted a credit derivative financial instrument ("Credit Linked OTL Deposit Transaction" or "Credit Default Swap" or "CDS") in which it invested US $50,000 thousand, which may be negotiated at any time with a maximum maturity of March 2009, at a fixed interest rate equal to 2.65% above the LIBOR rate. This derivative allows the counterparty of the CDS to transfer to the Company the risk of noncompliance on a specific loan portfolio issued by related parties. Consequently, on the maturity date of the CDS, the counterparty will pay the Company the initial amount of the investment, less any amount of the portfolio that was in default.

This instrument is not subject to valuation as a derivative financial instrument, because it constitutes a deposit with a credit guarantee. As of December 31, 2007, the Company believes that no adverse effect will be generated in the future.

5. Other accounts receivable

	2007	2006
Sundry debtors	$ 333,312	$ 437,988
Creditable value-added tax	975,252	-
Recoverable asset tax	238,803	97,491
Other recoverable taxes	15,909	79,811
Other	242,070	163,832
	$ 1,805,346	$ 779,122

6. Inventories

	2007	2006
Raw materials and auxiliary materials	$ 3,359,810	$ 4,112,863
Work-in-process	1,291,216	1,066,542
Finished goods	1,933,246	2,281,817
Merchandise in stores	7,483,841	6,799,953
Land for development, housing and commercial purposes	471,850	-
Allowance for obsolete inventories	(364,090)	(380,114)
	14,175,873	13,881,061
Merchandise in-transit	410,663	357,849
Replacement parts and other inventories	876,788	861,146
Advances to suppliers	727,896	945,536
	$ 16,191,220	$ 16,045,592

7. Property, machinery and equipment

Given the diversity of the business activities in which the Company is engaged, the estimated useful lives of the assets vary significantly; and it is therefore impractical to discuss them here.

The Company is constantly evaluating its idle assets in order to determine their possible short-term use or take the necessary measures for their realization. The assets which are temporarily out of use refer to machinery and equipment from the mining and industrial sector in the amounts of $346,914 and $391,550 at net realizable value as of December 31, 2007 and 2006, respectively.

As of December 31, 2007 and 2006, the effect from impairment and decline in value of property, machinery and equipment was $28,532 and $219,966, respectively, presented in the consolidated statement of income in other income (expenses) - net.

8. Investment in shares of associated companies and others

	2007	2006
Infraestructura y Transportes México, S.A. de C.V.	$ 2,686,675	$ 2,413,239
Philip Morris de México, S.A. de C.V.	908,780	766,840
Centro Comercial Plaza Satélite, S.A. de C.V. (Fideicomiso F-7278 de BBVA Bancomer, S.A.)	595,945	603,735
Inmobiliaria Altabrisa, S.A. de C.V. (Fideicomiso F-569/2005 de Banca Mifel, S.A.)	-	176,054
Fideicomiso F-00096 Cabi Coatzacoalcos, S.A. de C.V.	188,406	154,618
Grupo Telvista, S.A. de C.V.	123,141	109,949
Adventure Tile, Inc.	187,651	-
Conductores Eléctricos, S.A. de C.V.	-	55,310
Other associated	576,257	178,324
	$ 5,266,855	$ 4,458,069

9. Other assets

	2007	2006
Site restoration	$ 60,541	$ 62,692
Guarantee deposits	44,079	41,957
Others, net	134,514	51,874
	$ 239,134	$ 156,523

The amount presented under site restoration is related to unamortized assets as discussed in Note 3, section 1).

At December 31, 2007 and 2006, the Company recorded a provision for recognition of ecological liabilities of $113,688 and $134,391, respectively. During 2007 and 2006, expenses of $22,975 and $43,608, respectively, were incurred to restore the environment and were applied to the provision for ecological liabilities.

10. Long-term debt

		2007	2006
I.	Syndicated loan in US dollars maturing in September 2011, bearing interest payable on a quarterly basis at an interest rate equal Libor rate plus 0.275%	$ 7,932,326	$ 8,237,626
II.	Stock certificates with the last maturity in June 2008, at an interest rate equal to the CETES rate plus 1.20% to 1.25% (1)	2,060,661	2,645,880
III.	Direct loans, principally in US dollars and euros, with quarterly and semiannual maturities at variable rates, and the last maturity in 2014	1,042,248	264,827
IV.	Loans obtained through government international credit agencies for export promotion, in US dollars, with variable interest rates and the last maturity in 2029	14,576	17,294
V.	Other loans	27,374	78,762
		11,077,185	11,244,389
Less – current portion		(2,109,600)	(904,391)
Long-term liability		$ 8,967,585	$ 10,339,998

Long-term debt bears interest at variable rates. The weighted average interest rates during 2007 and 2006 for Mexican peso loans were 8.88% and 8.52%, respectively, while for US dollar loans they were 5.33% and 5.73%, respectively.

Maturities of long-term debt as of December 31, 2007 are as follows:

Year ending December 31	
2009	$ 291,635
2010	51,127
2011	8,226,544
2012 and thereafter	398,279
	$ 8,967,585

(1) As of December 31, 2007 and 2006, the Company has created a trust whose purpose is the issue of stock certificates under a program. The resources obtained through the different issues of such instruments were used to cover obligations derived from unsecured loans. The interest which Grupo Carso and its subsidiaries pay on this debt is equal to that paid by the trust to the holders of the stock certificates. In July 2007, $800,000 matured and was paid. In February 2006, $500,000 matured and was paid.

The syndicated loan contracts establish affirmative and negative covenants for the borrowers; additionally, based on the Company's consolidated financial statements, certain financial ratios and percentages must be maintained. All of these requirements are met at the date of issuance of these consolidated financial statements.

11. Derivative financial instruments and hedging instruments

The Company's objective in executing contracts for derivative financial instruments is to partially: (i) cover the financial risks from exposure to changes in exchange rates, interest rates, prices of natural gas and certain metals, or (ii) the expectation of a good financial return generated by the behavior of the corresponding underlyings. The decision to enter into an economic or financial hedge is based on market conditions and the respective expectation at a given date, as well as the domestic and international context of the economic indicators which influence the Company's operations.

The transactions performed with foreign exchange and/or interest rate forwards and swaps, as well as embedded derivatives, are summarized below:

		Notional			Valuation as of December 31, 2007			
Instrument	Purpose	Amount ('000)	Unit	Maturity	Assets (Liabilities)	Comprehensive financing cost of the year	Comprehensive financing cost of prior years	(Profit) loss on settlement in comprehensive financing cost
Dollar forwards	Purchase	450,000	Dollars	December 2010	$ (248,470)	$ (109,400)	$ 357,870	$ -
Dollar forwards	Purchase	226,000	Dollars	January 2008	5,991	(5,991)	-	-
Dollar forwards	Purchase	214,000	Dollars	During 2007	-	-	-	(52,087)
Euro forwards	Hedge purchase	3,500	Euros	During 2007	-	-	-	(2,390)
Dollar forwards	Sale	222,000	Dollars	During 2007	-	-	-	(13,989)
Dollar swaps / Libor in pesos / TIIE	Hedge purchase	155,000	Dollars	September 2011	23,569	(13,016)	(10,553)	32,909
TIIE swaps to fixed rate	Hedge purchase	7,700,000	Pesos	May 2017	341,265	(341,265)	-	-
TIIE swaps to fixed rate	Hedge purchase	494,000	Pesos	May 2017	(426)	426	-	-
TIIE swaps to fixed rate	Hedge purchase	7,720,000	Pesos	During 2007	-	-	-	(21,988)
Libor swaps to fixed rate	Hedge purchase	600,000	Dollars	During 2007	-	-	-	(36,587)
Libor swaps to fixed rate	Sale	500,000	Dollars	During 2007	-	-	-	37,680
Embedded	N/A	30,972	Dollars	During 2008	48,139	(47,561)	(578)	-
Total at December 31, 2007					$ 170,068	$ (516,807)	$ 346,739	$ (56,452)
Total at December 31, 2006					$ (294,187)	$ 348,553	$ (54,366)	$ 207,112

Open transactions settled with metals trading futures and swaps for sale are summarized below:

Instrument	Notional Amount	Notional Unit	Maturity	Valuation as of December 31, 2007 Assets (Liabilities)	Valuation as of December 31, 2007 Comprehensive financing cost	(Profit) Loss on settlement in comprehensive financing cost
Silver futures	2,125	Thousand of ounces	March to December 2008	$ (14,089)	$ 14,089	$ -
Silver futures	1,265	Thousand of ounces	During 2007	-	-	3,399
Lead futures and swaps	5,469	Tons	March to December 2008	33,940	(33,940)	-
Lead futures and swaps	19,450	Tons	During 2007	-	-	74,330
Zinc futures and swaps	5,664	Tons	January to December 2008	3,054	(3,054)	-
Zinc futures and swaps	7,175	Tons	During 2007	-	-	(57,174)
Copper futures	2,461	Tons	January to December 2008	131	(131)	-
Copper futures	6,679	Tons	During 2007	-	-	68,673
Total at December 31, 2007				$ 23,036	$ (23,036)	$ 89,228
Total at December 31, 2006				$ 4,867	$ (4,867)	$ 458,984

The open transactions settled with purchase swaps and futures are summarized below:

Instrument	Notional Amount	Notional Unit	Maturity	Valuation as of December 31, 2007 Assets (Liabilities)	Valuation as of December 31, 2007 Comprehensive income	(Profit) loss on Settlement in Cost of sales
Copper futures	5,321	Tons	January 2008 to January 2009	$ (11,322)	$ 8,152	$ -
Copper futures	4,684	Tons	During 2007	-	-	(32,225)
Aluminum futures	1,395	Tons	January to November 2008	(835)	601	-
Aluminum futures	3,850	Tons	During 2007	-	-	832
Zinc futures	925	Tons	January to September 2008	(3,237)	2,331	-
Zinc futures	1,625	Tons	During 2007	-	-	6,697
Nickel futures	156	Tons	January to April 2008	(5,692)	4,098	-
Nickel futures	282	Tons	During 2007	-	-	2,265
Natural gas swaps	1,243,718	MMBtu	During 2007	-	-	8,101
Total at December 31, 2007				$ (21,086)	$ 15,182	$ (14,330)
Total at December 31, 2006				$ (20,688)	$ 14,777	$ (229,949)

12. Employee retirement obligations

The Company has plans for retirement, death or total disability payments for non-union employees in most of its subsidiaries. It also maintains seniority premium plans for all employees as stipulated in their employment contracts. The Company is also required to pay severance for reasons other than restructuring. The related liabilities and the annual benefit costs are calculated by independent actuaries according to the bases defined in the plans, using the projected unit credit method.

The present value of these obligations and the rates used for their calculation are:

	2007	2006
Accumulated benefit obligation (includes vested benefits of $164,342 and $490,592, in 2007 and 2006 respectively)	$ (1,533,377)	$ (1,149,827)
Projected benefit obligation ("PBO")	$ (1,697,719)	$ (1,640,419)
Plan assets (investment in trust)	3,269,477	2,802,064
Funded status	1,571,758	1,161,645
Unrecognized items:		
Past service costs and changes to the plans	(26,585)	(87,826)
Variances in assumptions and adjustments for experience	(998,161)	(620,226)
Additional assets	41,357	35,362
	(983,389)	(672,690)
Net projected asset	$ 588,369	$ 488,955
Contributions to plan assets	$ 17,636	$ 27,312
Net period cost	$ 18,227	$ 22,260

The rates used in the actuarial calculations were:

	2007	2006
Discount of the PBO to present value	4.2%	4.7%
Wage increases	1.4%	1.2%
Return on plan assets	4.1%	4.9%

13. Stockholders' equity

a. Common stock subscribed and paid in at par value of Grupo Carso as of December 31, 2007 and 2006 is as follows:

	Number of Shares		Amount	
	2007	2006	2007	2006
Series A1	2,745,000,000	2,745,000,000	$ 1,058,036	$ 1,058,036
Treasury shares repurchased	(415,795,000)	(406,309,100)	(160,265)	(156,608)
Historical capital stock	2,329,205,000	2,338,690,900	$ 897,771	$ 901,428

Common stock consists of ordinary, nominative, no par value shares.

During the stockholders' Ordinary General Meeting of April 26, 2007, stockholders confirmed the amount of $3,293,583 as the maximum available for acquiring the Company's shares, which is the remaining unapplied amount authorized by the Stockholders' Ordinary General Meeting of April 25, 2006. Similarly, during that same meeting, stockholders agreed to pay dividends of $0.50 per share outstanding at the time of payment, payable as of July 17 of that year. The total payment was $1,200,845.

During the Stockholders' Ordinary General Meeting of April 25, 2006, and the Board of Directors' Meeting held on December 4, 2006, the stockholders and Board members agreed to pay cash dividends of $0.30 and $2.00 per share, respectively, each payable in a single payment, on July 11, 2006 and December 21, 2006, respectively. The total payments made were $749,892 and $4,853,251, respectively (adjusted by the number of shares at the time of payment for the repurchase of Company shares).

Dividends declared in both years were taken from the consolidated net tax income account ("CUFIN") balance.

b. Retained earnings include the statutory legal reserve. Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed unless the Company is dissolved, and must be replenished if it is reduced for any reason. At December 31, 2007 and 2006, the legal reserve of Grupo Carso is $381,635 (nominal pesos) and is presented as part of retained earnings.

c. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to income tax payable by the Company at the rate in effect upon distribution. Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

d. The balances of the stockholders' equity tax accounts as of December 31 are:

	2007	2006
Contributed capital account	$ 5,878,300	$ 5,944,760
Consolidated net tax income account	42,599,406	30,834,906
Total	$ 48,477,706	$ 36,779,666

14. Foreign currency balances and transactions

a. At December 31, the foreign currency monetary position in thousands of U.S. dollars is as follows:

	2007	2006
Monetary assets	1,933,924	722,162
Short-term monetary liabilities	(222,415)	(135,265)
Long-term monetary liabilities	(742,729)	(747,704)
Net monetary asset (liability) position	968,780	(160,807)
Equivalent in Mexican pesos	$ 10,526,957	$ (1,747,361)

b. Transactions denominated in foreign currency in thousands of U.S. dollars were as follows:

	2007	2006
Export sales	822,946	748,334
Foreign sales of subsidiaries	264,940	185,470
Import purchases	(1,122,184)	(1,275,187)
Interest income	52,993	9,095
Interest expense	(40,421)	(32,368)
Others	(133,049)	(127,046)

c. The exchange rates in effect at the dates of the consolidated balance sheets and at the date of the independent auditors' report are as follows:

	December 31		March 7
	2007	2006	2008
U.S. dollar	$ 10.8662	$ 10.8755	$ 10.8383

15. Transactions and balances with related parties

a. Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2007	2006
Sales	$ 10,961,542	$ 11,089,641
Rentals collected	21,714	24,229
Purchases	(2,060,418)	(1,939,803)
Donations	(736,853)	-
Services rendered	(178,300)	(50,091)
Prepaid insurance	(149,104)	(154,370)
Interest paid	(6,999)	(37,189)
Financial cost of discounted portfolio	(16,780)	-
Other expenses, net	(86,324)	-
Purchases of fixed assets	-	(315)

b. Transactions with associated companies, carried out in the ordinary course of business, were as follows:

	2007	2006
Sales	$ 7,186	$ 4,133
Rentals collected	271	1,236
Purchases	(121,164)	(117,430)
Interest expense	(621)	(757)
Other revenues, net	302	-

c. Balances receivable and payable with related parties are as follows:

		2007		2006
Receivable-				
Teléfonos de México, S.A.B. de C.V.	$	610,316	$	718,298
Delphi Packard Electric, S.A. de C.V.		226,083		159,859
Ideal Panamá, S.A. de C.V.		166,824		-
Consorcio Red Uno, S.A. de C.V.		131,008		35,294
Uninet, S.A. de C.V.		124,176		38,505
Concesionaria de Carreteras, Autopistas y Libramientos de la República Mexicana, S.A. de C.V.		123,355		202,983
Radiomóvil Dipsa, S.A. de C.V.		95,398		259,380
Servicios de Comunicación de Honduras, S.A. de C.V.		55,121		6,273
Teléfonos de Noroeste, S.A. de C. V.		42,297		37,038
Fuerza y Clima, S.A. de C.V.		35,541		11,242
ENITEL de Nicaragua, S.A. de C.V.		33,894		-
CFC Concesiones, S.A. de C.V.		-		135,609
Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.		20,526		58,630
Philip Morris México, S.A. de C.V.		-		50,544
Alquiladora de Casas, S.A. de C.V.		11,290		39,043
CTI Compañía de Teléfonos del Interior, S.A.		-		28,605
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V.		10,695		27,151
Other		65,468		78,960
	$	1,751,992	$	1,887,414
Payable-				
Philip Morris México, S.A. de C.V.	$	625,829	$	-
Autopista Arco Norte, S.A. de C.V.		301,892		-
Inmobiliaria para el Desarrollo de Proyectos, S.A. de C.V.		57,904		-
Distribuidora Telcel, S.A. de C.V.		36,355		-
Cleaver Brooks de México, S.A. de C.V.		20,461		25,051
Seguros Inbursa, S.A.		3,760		-
CFC Concesiones, S.A. de C.V.		2,876		-
Banco Inbursa, S.A.		2,157		4,607
Concesionaria de Vías Troncales, S.A. de C.V.		2,511		-
Sinergia Soluciones Integrales de Energía, S.A. de C.V.		101		2,869
Other		670		915
	$	1,054,516	$	33,442

d. Accounts receivable include discounted trade receivables of $3,052,631 and $1,742,060 as of December 31, 2007 and 2006, respectively, with Banco Inbursa, S.A.

e. Borrowings from financial institutions include balances with Banco Inbursa, S.A. of $177,426 and $2,443,056, as of December 31, 2007 and 2006, respectively, which bear interest at a variable rate based on general market conditions.

f. Long-term debt includes balances with Banco Inbursa, S.A. of $687,354 and $63,294, as of December 31, 2007 and 2006, respectively, which accrue interest at a variable rate based on general market conditions.

g. Benefits granted to key management and/or executive personnel were as follows:

		2007		2006
Short and long-term direct benefits	$	149,473	$	102,795
Stock-based payments		-		2,363
Severance benefits		707		698
Postretirement benefits		178,181		149,425

16. Other (income) expense - Net

		2007		2006
Gain from sale of subsidiary shares	$	(15,017,142)	$	(81,971)
Loss from impairment of long-lived assets		28,532		260,206
Employee profit sharing ("PTU")		407,232		382,597
Donations		739,947		-
Others, net		(166,983)		(267,633)
	$	(14,008,414)	$	293,199

PTU is calculated on taxable income, which for these purposes does not consider the annual adjustment for inflation, while tax depreciation is at historical, not restated values.

		2007		2006
Composed of:				
Current	$	412,626	$	410,113
Deferred		(5,394)		(27,516)
	$	407,232	$	382,597

The main items comprising the liability balance of deferred PTU are:

		2007		2006
Deferred PTU (asset) liability:				
Inventories	$	25,000	$	30,951
Advances from customers		(10,562)		1,350
Other, net		5,638		(303)
Long-term liability for deferred PTU	$	20,076	$	31,998

17. Taxes on income

In accordance with Mexican tax law, the Company is subject to ISR, and through 2007, to IMPAC. ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. As of 2007, the tax rate is 28% and in 2006 it was 29%. Due to changes in the tax legislation, effective January 1, 2007, taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.

For ISR purposes, effective in 2005, cost of sales is deducted instead of inventory purchases. Taxpayers had the option, in 2005, to ratably increase taxable income over a period from 4 to 12 years by the tax basis of inventories as of December 31, 2004, determined in conformity with the respective tax rules, and taking into account inventory turnover. Such inventory was decreased by the undeducted inventory balance according to Rule 106, tax loss carryforwards, whose net balance as of December 31, 2007 and 2006 was $3,758,872 and $4,874,189, respectively. PTU paid is fully deductible.

In 2007, IMPAC was calculated by applying 1.25% to the value of the assets of the year, without deducting any debt amounts. Through 2006, IMPAC was calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities, including liabilities payable to banks and foreign entities. IMPAC is payable only to the extent that it exceeded ISR payable for the same period.

On October 1, 2007, the Business Flat Tax Law (LIETU") was enacted and went into effect on January 1, 2008. In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transaction carried out in 2007 that will have an impact in 2008. IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the LIETU, less certain authorized deductions. IETU payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. LIETU establishes that the IETU rate will be 16.5% in 2008, 17% in 2009 and 17.5% as of 2010. The Asset Tax Law was repealed upon enactment of LIETU; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid may be refunded, according to the terms of the law. In addition, as opposed to ISR, the parent and its subsidiaries will incur IETU on an individual basis.

Grupo Carso has authorization from the Mexican Treasury Department (SHCP) to file a consolidated income and asset tax return with its subsidiaries.

a. ISR consist of the following:

	2007	2006
ISR:		
Current	$ 4,880,034	$ 3,345,467
Deferred	404,142	(622,737)
Change in valuation allowance for recoverable asset tax	66,602	-
IETU:		
Deferred	2,871	-
	$ 5,353,649	$ 2,722,730

b. Following is a reconciliation of the statutory and effective ISR rates expressed as a percentage of income before taxes on income:

	2007 %	2006 %
Statutory rate	28	29
Add (deduct) the effect of permanent differences:		
Nondeductible expenses	-	1
Effects of inflation	-	(1)
Gain on sale of subsidiaries	(6)	-
Equity in income of associated companies and others	(1)	(3)
Discontinued operations	-	1
Other, net	1	(1)
Effective rate	22	26

c. The main items comprising the asset (liability) balance of deferred ISR:

	2007	2006
Property, machinery and equipment	$ 4,430,061	$ 4,398,742
Inventories	1,247,452	1,737,649
Accounts receivable from installment sales	852,909	1,049,734
Advances from customers	(308,552)	(327,937)
Natural gas and metals swaps and futures	294,572	209,420
Revenues and costs by percentage-of-completion method	749,197	298,521
Supplemental estimates for assets, reserves for liabilities and others, net	154,295	68,234
Deferred ISR on temporary differences	7,419,934	7,434,363
Effect of tax loss carryforwards	(103,427)	(591,730)
Deferred ISR (long-term CUFINRE)	23,492	33,002
Net deferred ISR liability	$ 7,339,999	$ 6,875,635

Given that the Company identified that certain subsidiaries would pay IETU, in 2007 it also recorded deferred IETU.

d. The main items composing the deferred IETU liability at December 31, 2007, are as follows:

Inventory tax credit	$ (4,349)
Tax credit for the undeducted balance of investments acquired between January 1998 and August 2007	(7,830)
Tax credit for the undeducted balance of used investments acquired from September to December 2007	(75)
Tax credit on wages and salaries	(1,742)
Accounts and notes payable	(67)
Other	(3,683)
Deferred IETU asset	(17,746)
Deferred IETU liability:	
Inventories	7,408
Property, plant and equipment	55,076
Goodwill	11
Deferred IETU liability	62,495
Net deferred IETU liability	$ 44,749

e. Unapplied tax losses and recoverable asset tax of Grupo Carso, S.A.B. de C.V. and its subsidiaries for which a deferred income tax asset and an advanced income tax payment, respectively, have been recognized, may be recovered provided certain requirements are fulfilled. Their maturities and restated amounts at December 31, 2007 are as follows:

Year of expiration	Tax loss Carryforwards	Recoverable IMPAC
2008	$ 45,733	$ 749
2009	55,683	11,490
2010	52,578	5,422
2011	57,256	29,614
2012	1,765	42,169
2013 and thereafter	156,367	149,359
	$ 369,382	$ 238,803

18. Discontinued operations

As discussed in Note 1, during 2007, the Company sold its equity in the tobacco business and in its subsidiary Porcelanite. Accordingly, their statements of income up to the selling dates are presented separately in the consolidated statements of income for 2007 and 2006 as discontinued operations.

Similarly, the short and long-term assets and liabilities of those subsidiaries were separated in the 2007 and 2006 balance sheets and are presented as assets and liabilities from discontinued operations.

The balance sheets at December 31, 2007 and 2006, of those subsidiaries is as follows:

	2007	2006
Cash and cash equivalents	$ 1,054,465	$ 1,865,419
Accounts receivable – Net	-	1,703,204
Inventories – Net	163,976	2,230,240
Other	400,543	44,485
	1,618,984	5,843,348
Property, machinery and equipment	-	5,552,307
Other assets	14,066	914,410
	14,066	6,466,717
Total assets	$ 1,633,050	$ 12,310,065
Current portion of long-term debt	$ -	$ 70,134
Trade accounts payable	12,060	327,073
Accrued expenses and taxes	540,728	3,136,547
	552,788	3,533,754
Long-term debt	-	1,925,335
Deferred income taxes	-	1,309,602
	-	3,234,937
Total liabilities	$ 522,788	$ 6,768,691

Below are relevant figures from the statement of income of the discontinued subsidiaries for the period in which they consolidated:

	2007	2006
Net sales	$ 18,985,693	$ 21,515,389
Costs and expenses	16,997,656	18,865,311
Operating expenses	529,187	694,813
Other expenses, Net	115,005	264,183
Net comprehensive financing result	(25,627)	89,501
Equity in income of associated companies	(863,583)	(765,707)
Income before income taxes	2,233,055	2,367,288
Income taxes	258,376	437,956
Net income of discontinued operations	$ 1,974,679	$ 1,929,332

19. Commitments

At the date of the financial statements, the Company has the following commitments of its main subsidiaries:

a. At December 31, 2007, Sanborns has executed contracts with suppliers for the remodeling and construction of certain stores. These commitments are for an amount of approximately $704,744.

b. Sanborns and its subsidiaries executed lease contracts in 336 stores (Sears, Sanborn Hermanos, Sanborn's-Café, Mix-Up, Discolandia, Dorian's, Coffee Factory, Café Caffe, Corpti and Promusic). These lease contracts establish mandatory terms ranging from one to 20 years. Lease amounts paid during 2007 and 2006 were $647,416 and $616,105, respectively. Similarly, as lessors, the Company and its subsidiaries have contracts with terms ranging from one to 15 years, with lease revenues in 2007 and 2006 of $448,522 and $454,359, respectively.

c. Through an agreement executed on December 20, 2001, Sears extended for a 10-year term as of April 17, 2002, the brand license contract, which establishes payment of 1% on merchandise sale revenues. This license enables it to use the Sears name in its corporate name and its stores, and to exploit the brands owned by Sears Roebuck and Company, including Craftsman and Kenmore.

d. During 2004, Grupo Condumex, S.A. de C.V. and Swecomex, S.A. de C.V. ("Swecomex"), a subsidiary of CICSA, jointly executed public work contracts with Pemex Exploración y Producción ("PEP") to build two fixed oil drilling, extraction and production rigs, with Swecomex, S.A. de C.V. being responsible for the project. The rigs were concluded and handed over to PEP at the end of 2006 and the beginning of 2007, with only a series of additional projects related to those contracts still in progress.

e. In December 2006, Servicios Integrales GSM, S. de R.L. de C.V. executed a contract to drill and conclude oil wells (including infrastructure work) in Villahermosa, Tabasco. This project began in February 2007 and is expected to conclude in December 2009. The contract amount is $1,432 million Mexican pesos (face value) plus US$ 280 million.

f. In September 2007, Servicios Integrales GSM, S. de R.L. de C.V. executed a construction contract to enlarge the ethylene oxide plant in the Morelos petrochemical station. The contract amount is $484,864 (face value). The project began in October 2007 and is expected to conclude in January 2009.

g. In January 2006, Constructora de Infraestructura Latinoamericana, S.A. de C.V. executed a contract with Autopista Arco Norte, S.A. de C.V., a subsidiary of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. (IDEAL), to perform coordination, inspection, supervision and execution work for the high specification North Bypass of Mexico City, with an approximate length of 141.62 kilometers beginning in the junction of Tula, in the State of Hidalgo and ending in San Martín Texmelucan, Puebla State. The term for this project was 24 months beginning in January 2006. The contract value is $2,722 million (face value), plus project coordination services.

h. The subsidiary Cilsa Panamá, S.A. (Cilsa Panamá), through a contract executed with Ideal Panamá, S.A. (a subsidiary of IDEAL and a related party), agreed to perform a hydroelectric project called "Bajo de Mina", located over the Chiriqui Viejo River, in Panama Republic (close to the border with Costa Rica). The project consists of the construction of an electricity station with an installed capacity of 54 megawatts ("Mw") and supplementary work, with a total value of US $126 million. The project began in the fourth quarter of 2007 and is expected to conclude by the end of 2010.

i. During October 2007, a contract was executed with the Municipal Water and Sewage Board of Juárez (JMAS), Chihuahua, for the construction, maintenance, conservation and operation of the "Conejos Médanos" aqueduct, which will supply drinking water to Ciudad Juárez, Chihuahua. The construction will cost $254,111 (face value) and will conclude in two years, whereas operation and maintenance services equal $942,086 (face value) and will be provided for ten years through the monthly payment of rates guaranteed by a Management Trust that the JMAS will maintain during the term of the contract.

j. During 2006 and 2007, CICSA executed contracts and work orders with related parties in Mexico and Latin America for a total of $937,146 (face value) and US $150 million, respectively. These contracts include the provision of professional services for the construction and modernization of copper wiring networks (pairs) and external fiber optics, and for the construction of channels and installation of fiber optics in urban and zone junctions, urban fiber optics, fiber optics for automation, public work and connections. Most of the projects contracted in Mexico were concluded in 2007, whereas the Latin American projects are expected to conclude in 2008.

20. Contingencies

Certain subsidiaries have court proceedings under way with the competent authorities for different reasons, mainly taxes and the recovery of long-term accounts receivable which they are owed. In the opinion of the Company's officers and attorneys, most of these issues will be resolved favorably; if not, the result of such lawsuits is not expected to substantially affect its financial position or results of operations.

21. Information by segment

Information by operating segment is presented based on the management focus and general information is also presented by product, geographical area and homogenous groups of customers.

a. Analytical information by operating segment

	2007						
	Copper and aluminum derivatives	Production for the automotive, construction and telecommunications industries	Retail	Mining	Infrastructure and construction	Others and eliminations	Total consolidated
Net sales	$ 9,490,236	$ 19,555,888	$ 31,064,537	$ 4,302,739	$ 12,863,530	$ (2,303,846)	$ 74,973,084
Income from operations	603,983	1,622,593	4,097,935	2,172,500	600,119	306,039	9,403,169
Consolidated net income	269,993	1,137,926	2,644,961	1,322,591	306,974	15,128,964	20,811,409
Depreciation and amortization	352,560	433,717	761,109	234,331	280,737	61,324	2,123,778
Investments in shares of associated companies	146	677,323	854,529	7	-	3,734,850	5,266,855
Total assets	9,596,493	20,358,644	35,091,042	5,145,872	14,083,991	17,444,233	101,720,275
Total liabilities	5,130,610	7,021,562	15,011,480	1,274,964	5,687,083	2,369,025	36,494,724

	2006						
	Copper and aluminum derivatives	Production for the automotive, construction and telecommunica-tions industries	Retail	Mining	Infrastructure and construction	Others and eliminations	Total consolidated
Net sales	$ 10,124,166	$ 19,262,669	$ 30,409,801	$ 4,261,665	$ 12,199,548	$ (1,987,598)	$ 74,270,251
Income from operations	741,437	1,927,589	4,522,060	2,520,935	1,400,566	462,584	11,575,171
Consolidated net income	208,906	858,712	3,248,301	1,294,207	979,106	3,204,596	9,793,828
Depreciation and amortization	359,716	405,154	735,141	178,043	219,217	133,411	2,030,682
Investments in shares of associated companies	151	781,841	969,092	7	-	2,706,978	4,458,069
Total assets	10,083,989	19,711,645	35,693,096	3,745,335	11,712,471	13,129,700	94,076,236
Total liabilities	5,672,149	7,115,307	15,877,965	1,157,816	4,028,528	11,840,690	45,692,455

b. General segment information by geographical area:

The Company operates in different geographical areas and has distribution channels in Mexico, the United States and other countries through industrial plants, commercial offices or representatives.

	2007	%	2006	%
North America	$ 6,186,389	8.25	$ 5,491,706	7.39
Central and South America and Caribbean	4,652,869	6.21	3,534,537	4.76
Europe	1,043,127	1.39	1,230,991	1.66
Rest of the world	335,549	0.45	39,805	0.05
Total exports	12,217,934	16.30	10,297,039	13.86
Mexico	62,755,150	83.70	63,973,212	86.14
Net sales	$ 74,973,084	100.00	$ 74,270,251	100.00

c. The Company has a wide variety of customers according to the category of products and services it offers; however, no particular customer represents more than 10% of net sales. The Company offers its products and services in the following industries: energy, automotive, telecommunications, mining, construction, electronics and the general public.

22. Subsequent event

On March 13, 2008, through its subsidiary Industrias Nacobre, S.A. de C.V. ("Nacobre"), Grupo Carso, S.A.B. de C.V. reached an agreement for the following:

1. The sale by Nacobre to Mexalit, S.A. ("Mexalit") of its subsidiaries engaged in the copper and aluminum business, as well as the assets needed to operate those companies. As part of the payment for this transaction, directly and/or through any of its subsidiaries, Grupo Carso will hold 45% of the common stock of Mexalit.

2. The sale by Nacobre to Amanco México, S.A. de C.V., or any third party it appoints, of its full equity in Tubos Flexibles, S.A. de C.V., a subsidiary engaged in the plastics industry.

These transactions are subject to obtaining the respective authorizations and the issuance of the final documentation to formalize the transaction.

23. New accounting principles

In 2007, CINIF issued the following NIFs and Interpretations of Financial Reporting Standards ("INIF"), which became effective for fiscal years beginning on January 1, 2008:

NIF B-2, Statement of Cash Flows
NIF B-10, Effects of Inflation
NIF B-15, Translation of Foreign Currencies
NIF D-3, Employee Benefits
NIF D-4, Taxes on Income

Some of the significant changes established by these standards are as follows:

- **NIF B-2, Statement of Cash Flows.** This NIF establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position. NIF B-2 requires that the statement show a company's cash inflows and outflows during the period. Line items should be preferably presented gross. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position). In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or the indirect method.

- **NIF B-10, Effects of Inflation.** CINIF defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26% or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders' equity and charged to current earnings of the period in which the originating item is realized.

- ***NIF B-15 Conversion of foreign currencies.*** The adoption of the standard will involve a change in the accounting policies applied to the conversion of the financial statements of certain foreign subsidiaries included in the consolidated figures; it is estimated that the effect will not be material, but the company is still working on its determination. Previously the inflation rate of the country of certain of the subsidiaries (those which operated in what was considered "an independent form", according to the regulations in effect up to 2007) was used, and at the end the figures were converted at the exchange rate of the close, and any resulting effect was applied to stockholders' equity.

  In those cases where the subsidiaries considered that their operation was integrated into the Company (in accordance with the provisions in effect up to 2007), the balance sheet was converted at historical figures (profit and loss operations at average exchange rates for the year) and the effect of the conversion of figures was reflected in results of the year.

The items for independent or integrated operation will disappear and the evaluation to determine whether the effect of the conversion will be carried to results or to stockholders' equity (comprehensive result), will basically depend on the economic environment in which the subsidiary operates, and what is determined as its functional, recording and reporting currency.

- **NIF D-3, Employee Benefits**. This NIF includes current and deferred PTU. Deferred PTU should be calculated using the same methodology established in NIF D-4. It also includes the career salary concept and the amortization period of most items is reduced to five years, as described below.

  Items will be amortized over a 5-year period, or less, if employees' remaining labor life is less than the:

  - Beginning balance of the transition liability for severance and retirement benefits
  - Beginning balance of past service cost and changes to the plan
  - Beginning balance of gains and losses from severance benefits, according to actuarial calculations, should be amortized against the results of 2008
  - Beginning balance of gains and losses from retirement benefits, according to actuarial calculations, should be amortized over a 5-year period (net of the transition liability), with the option to fully amortize such item against the results of 2008.

- **NIF D-4, Income Taxes.** This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions and requires that the cumulative ISR effect be reclassified to retained earnings, unless it is identified with some of the other comprehensive income items that have not been applied against current earnings.

At the date of issuance of these consolidated financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

24. Authorization of the issuance of the financial statements

On March 7, 2008, the issuance of the consolidated financial statements was authorized by C.P. Quintín Humberto Botas Hernández. These consolidated financial statements are subject to the approval of the Board of Directors of the Company and the Ordinary Stockholders' Meeting, which may modify the financial statements, based on provisions set forth in the General Corporate Law.

******

END